Exhibit 99.1

EXECUTION VERSION

TERMINATION AGREEMENT

This TERMINATION AGREEMENT (this "Agreement"), dated as of March 27, 2024, is by and among Fresh Express Acquisitions LLC, a Delaware limited liability company (the "Purchaser"), Dole Fresh Vegetables, Inc., a California corporation (the "Seller"), Bud Antle, Inc., a California corporation (the "Company"), Dole Food Company, Inc., a North Carolina corporation (the "Seller Guarantor"), and Fresh Express Incorporated, a Delaware corporation (the "Purchaser Guarantor" and, collectively with the Purchaser, the Seller, the Company and the Seller Guarantor, the "Parties"). Capitalized terms used but not defined herein have the respective meanings given to them in the Purchase Agreement (as defined below).

WHEREAS, the Parties entered into that certain Stock Purchase Agreement, dated as of January 30, 2023 (the "Purchase Agreement"); and

WHEREAS, the Parties desire to terminate the Purchase Agreement and release one another from certain claims pursuant to this Agreement on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the covenants and agreements herein set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties agree as follows:

1. Termination. Effective as of the execution of this Agreement (the "Termination Time") and without further action by any Party, the Purchase Agreement, including all schedules and exhibits thereto and all ancillary agreements contemplated thereby, is hereby terminated in its entirety in accordance with Section 9.01(f) of the Purchase Agreement and shall be of no further force or effect whatsoever (the "Termination"); provided, that notwithstanding the foregoing or anything in the Purchase Agreement to the contrary, (a) each of (i) the Clean Team Confidentiality Agreement, dated as of January 19, 2023 (the "Clean Team Agreement"), by and between the Purchaser Guarantor and the Company, and (ii) the Common Interest, Confidentiality and Joint Defense Agreement, dated as of February 5, 2023 (the "Joint Defense Agreement"), by and between the Purchaser Guarantor and the Seller, shall survive the termination of the Purchase Agreement and shall remain in full force and effect in accordance with its terms, (b)(i) the Confidentiality Agreement shall survive the termination of the Purchase Agreement and shall remain in full force and effect until the earlier of (A) the six-month anniversary of the date hereof and (B) the date on which either Dole Fresh Vegetables, Inc. or Bud Antle, Inc. ceases to be wholly owned, directly or indirectly, by the Seller Guarantor, (ii) this Termination Agreement shall be deemed to be a written request of the Company to Purchaser Guarantor to return or destroy all written Evaluation Material in accordance with Section 9 of the Confidentiality Agreement and (iii) Seller Guarantor and its Affiliates shall not assign to any Person any rights existing under the Confidentiality Agreement, and any attempted assignment shall be void *ab initio* and (c) Section 11.01 (Expenses), Section 11.02 (Notices), Section 11.03 (Headings), Section 11.04 (Severability), Section 11.06 (Assignment), Section 11.07 (No Third-Party Beneficiaries), Section 11.10 (Governing Law; Jurisdiction), Section 11.11 (Waiver of Jury Trial), Section 11.14 (Counterparts; Effectiveness) and Section 11.15 (Certain Legal Representation Matters) of the Purchase Agreement shall continue in effect in accordance with their terms.

2. Mutual Release; Disclaimer of Liability. Effective as of the Termination Time, the Seller, the Company and the Seller Guarantor, on the one hand, and the Purchaser and the Purchaser Guarantor, on the other hand, each on behalf of itself and, to the maximum extent permitted by Law, on behalf of each of its respective former, current or future Affiliates and its and its Affiliates' Representatives, insurers and equityholders and the heirs, predecessors, successors and assigns of each of them (the "Releasors"), does, to the fullest extent permitted by Law, hereby fully, unequivocally and irrevocably release and forever discharge, as applicable, the Purchaser and the Purchaser Guarantor (in the case of the Seller, the Company and the Seller Guarantor) or the Seller, the Company and the Seller Guarantor (in the case of the Purchaser and the Purchaser Guarantor), and, in each case, each of its or their respective former, current or future Affiliates and its or its Affiliates' Representatives, insurers and equityholders and the heirs, predecessors, successors and assigns of each of them (collectively the "Releasees"), from and with respect to any and all past, present, direct, indirect and/or derivative liabilities, claims, rights, actions, causes of actions, suits, liens, obligations, accounts, debts, demands, agreements, promises, controversies, costs, charges, damages, expenses and fees (including attorney's, financial advisor's or other fees) ("Claims"), howsoever arising, whether based on any Law or right of action, known or unknown, mature or unmatured, contingent or fixed, liquidated or unliquidated, accrued or unaccrued, which Releasors, or any of them, ever had or now have or can have or shall or may hereafter have against the Releasees, or any of them, in connection with, arising out of or related to the Purchase Agreement, the Transactions, the Termination or any matter forming the basis for the Termination (collectively, but excluding the Specified Retained Claims (as defined below), the "Released Claims").

The Parties, on behalf of themselves and their respective Releasors, acknowledge and agree that they may be unaware of or may discover facts in addition to or different from those which they now know, anticipate or believe to be true related to or concerning the Released Claims. The Parties know that such presently unknown or unappreciated facts could materially affect the claims or defenses of a Party or Parties. It is nonetheless the intent of the Parties to give a full, complete and final release and discharge of the Released Claims. In furtherance of this intention, the releases herein given shall be and remain in effect as full and complete releases with regard to the Released Claims notwithstanding the discovery or existence of any such additional or different claim or fact. To that end, with respect to the Released Claims only, the Parties expressly waive and relinquish any and all provisions, rights and benefits conferred by any law of the United States or of any state or territory of the United States or of any other relevant jurisdiction, or principle of common law, under which a general release does not extend to claims which the parties do not know or suspect to exist in their favor at the time of executing the release, which if known by the Parties might have affected the Parties' settlement. EACH OF THE RELEASORS HEREBY EXPRESSLY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW THE PROVISIONS, RIGHTS AND BENEFITS OF CALIFORNIA CIVIL CODE SECTION 1542 (OR ANY SIMILAR LAW), WHICH PROVIDES: "A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, AND THAT IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY." The Parties acknowledge and agree that the inclusion of this paragraph was separately bargained for and is a key element of this Agreement.

Notwithstanding anything herein to the contrary, nothing in this Section 2 shall (x) apply to any action by any Party to enforce the rights and obligations imposed pursuant to this Agreement or constitute a waiver or release by any Party of any Claim or rights arising under or related to this Agreement or (y) constitute a waiver or release by any Party from the obligations under, or any Claim arising under or related to, or apply to any action by any Party to enforce the rights and obligations imposed pursuant to, the Confidentiality Agreement, the Clean Team Agreement or the Joint Defense Agreement (the "Specified Retained Claims").

3. Covenant Not to Sue. Each of the Parties on behalf of itself and its Releasors covenants not to bring any Released Claim before any court, arbitrator or other tribunal in any jurisdiction, whether as a claim, cross claim or counterclaim. Any Releasee may plead this Agreement as a complete bar to any such Released Claim brought in derogation of this covenant not to sue. The covenants contained in this Section 3 shall become effective on the date hereof and shall survive this Agreement indefinitely regardless of any statute of limitations.

4. Publicity. Other than the press release to be issued by Dole plc in the form attached hereto as Exhibit A, none of the Parties shall issue any press release or public announcement concerning the Purchase Agreement, this Agreement, the Termination or the Transactions without obtaining the prior written consent of the other Parties, unless disclosure is otherwise required by applicable Law or stock exchange rules; provided, however, that, to the extent required by applicable Law, the Party intending to make such release shall use its best efforts consistent with such applicable Law to consult with the other Parties with respect to the text thereof and to consider in good faith any proposed modifications thereto.

5. Representations and Warranties. Each Party represents and warrants to the other that: (a) such Party has all requisite corporate power and authority to enter into this Agreement and to take the actions contemplated hereby; (b) the execution and delivery of this Agreement and the actions contemplated hereby have been duly authorized by all necessary corporate or other action on the part of such Party; and (c) this Agreement has been duly and validly executed and delivered by such Party and, assuming the due authorization, execution and delivery of this Agreement by the other Parties, constitutes a legal, valid and binding obligation of such Party enforceable against such Party in accordance with its terms, except as that enforceability may be (i) limited by any applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar Laws affecting the enforcement of creditors' rights generally and (ii) subject to general principles of equity (regardless of whether that enforceability is considered in a proceeding in equity or at law).

6. Further Assurances. Each Party shall, and shall cause its Affiliates to, cooperate with each other in the taking of all actions necessary, proper or advisable under this Agreement and applicable Laws to effectuate the Termination. Without limiting the generality of the foregoing, the Parties shall, and shall cause their respective Affiliates to, cooperate with each other in connection with the withdrawal of any applications to or termination of proceedings before any Governmental Authority in connection with any consents, licenses, permits, waivers, approvals, authorizations, clearances or orders sought under any applicable Law in connection with the Transactions.

7. Third-Party Beneficiaries. Except for the provisions of Section 2 and Section 3, with respect to which each Releasee is an expressly intended third-party beneficiary thereof, this Agreement is not intended to (and does not) confer on any Person other than the Parties any rights or remedies or impose on any Person other than the Parties any obligations.

8. Entire Agreement. This Agreement, together with the Confidentiality Agreement, the Clean Team Agreement and the Joint Defense Agreement, constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the Parties or any of them with respect to the subject matter hereof.

9. Miscellaneous. The provisions of Section 11.01 (Expenses), Section 11.02 (Notices), Section 11.03 (Headings), Section 11.04 (Severability), Section 11.06 (Assignment), Section 11.07 (No Third-Party Beneficiaries), Section 11.08 (Amendment), Section 11.09 (Extension; Waiver), Section 11.10 (Governing Law; Jurisdiction), Section 11.11 (Waiver of Jury Trial), Section 11.13 (Specific Performance), Section 11.14 (Counterparts; Effectiveness) and Section 11.15 (Certain Legal Representation Matters) of the Purchase Agreement are hereby incorporated into this Agreement by reference, and shall apply hereto as though set forth herein, *mutatis mutandis*.

[Signature page follows]

72669857.3

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed as of the date first written above.

DOLE FRESH VEGETABLES, INC.

By: Johan Linden (Mar 27, 2024 21:36 GMT+1)
Name: Johan Lindén
Title: Vice President

By:
Name: Jared Gale
Title: Vice President and Secretary

BUD ANTLE, INC.

By: Johan Linden (Mar 27, 2024 21:36 GMT+1)
Name: Johan Lindén
Title: Vice President

By:
Name: Jared Gale
Title: Vice President and Secretary

DOLE FOOD COMPANY, INC.

By: Johan Linden (Mar 27, 2024 21:36 GMT+1)
Name: Johan Lindén
Title: President and Chief Executive Officer

By:
Name: Jared Gale
Title: Vice President, General Counsel and Corporate Secretary

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed as of the date first written above.

FRESH EXPRESS ACQUISITIONS LLC

By: ______________________
Name: John Olivo
Title: President

FRESH EXPRESS INCORPORATED

By: ______________________
Name: John Olivo
Title: President

Exhibit A

Press Release

(see Exhibit 99.2 filed herewith)